Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5548 kblauch@sidley.com

October 28, 2021

Arthur C. Sandel, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Morgan Stanley Capital I Inc.

Registration Statement on Form SF-3

Filed September 23, 2021

File No. 333-259741

Dear Mr. Sandel:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of October 15, 2021 concerning the Registration Statement on Form SF-3 filed by the Registrant on September 23, 2021 (the “Registration Statement”). We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below. The Registrant is filing its Pre-Effective Amendment No. 1 to the Registration Statement simultaneously with the submission of this letter.

Registration Statement on Form SF-3

General

1.	Please provide us with your legal analysis as to why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (“TIA”), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Arthur C. Sandel, Esq.

Set forth below is the Registrant’s legal analysis of the issue described above. The analysis remains the same as when it was originally provided in October 2015; however, since that time there has been additional case law in support of the position that pooling and servicing agreements for CMBS transactions are not required to be qualified under the TIA.

The Registrant believes that the pooling and servicing agreements (the “PSAs”) that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the “Certificates”) to be issued under the PSAs are exempt from qualification under the TIA. This position is consistent with more than three decades of market and Securities and Exchange Commission practice.  In addition, the Registrant’s position is supported by recent jurisprudence from the United States Court of Appeals for the Second Circuit (the “Second Circuit”). On December 23, 2014, the Second Circuit held that mortgage pass-through certificates issued by 530 trusts created under pooling and servicing agreements governed by New York law were “certificate[s] of interest or participation in two or more securities” that have “substantially different rights and privileges” and were therefore exempt from the TIA pursuant to Section 304(a)(2).  See Retirement Bd. of the Policemen’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154, 163-65 (2d Cir. 2014). On January 11, 2016, the United States Supreme Court denied a petition for certiorari with respect to the Second Circuit’s ruling.

The Second Circuit’s ruling was subsequently followed by the United States District Court for the Southern District of New York. On May 18, 2015, in Blackrock Allocation Target Shares: Series S Portfolio et al. v. U.S. Bank National Association, No. Civ-14-9401 (S.D.N.Y.), the United States District Court for the Southern District of New York followed the Second Circuit’s guidance in applying the exemption under Section 304(a)(2) of the TIA and dismissed plaintiff’s claims brought under the TIA as to 810 of the 843 trusts at issue because they were governed by PSAs, rather than indentures. In addition, on October 31, 2018, in American Fidelity Assurance Co. v. Bank of New York Mellon, No. Civ-11-1284-D (W.D. Okla.), the United States District Court for the Western District of Oklahoma reversed itself and expressly followed the Second Circuit’s guidance in applying the exemption under Section 304(a)(2) of the TIA to dismiss the plaintiff’s claims. On July 7, 2020, the decision was affirmed by the United States Court of Appeals for the Tenth Circuit.

In support of its conclusion that the mortgage pass-through certificates at issue were exempt from the TIA pursuant to Section 304(a)(2), the Second Circuit found the following three factors to be dispositive: (i) the pass-through certificates issued under a pooling and servicing agreement are “certificates of interest” in the pool of mortgage

Arthur C. Sandel, Esq.

loans included in the related trust, (ii) the pool of mortgage loans included in the related trust consists of two or more mortgage loans, each of which constitutes a “security” for purposes of Section 304(a)(2), and (iii) each mortgage loan included in a trust has “substantially different rights and privileges” vis-à-vis the other mortgage loans in the trust. Retirement Bd. of the Policemen’s Annuity and Benefit Fund of the City of Chicago, 775 F.3d 154 at 167-69. The Registrant believes that each of these foregoing three factors apply equally to the Certificates. Accordingly, any Certificates offered under the Registration Statement will also be exempt from the TIA pursuant to Section 304(a)(2).

In Retirement Bd. of the Policemen’s Annuity and Benefit Fund of the City of Chicago, the Second Circuit based its holding solely on the operation of Section 304(a)(2) and did not consider whether the mortgage pass-through certificates at issue would be exempt by operation of Section 304(a)(1) of the TIA. However, the Registrant believes that the exemption provided in Section 304(a)(1) would also apply to Certificates offered under the Registration Statement.

Section 304(a)(1) creates an exemption for any security other than “(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate.” As discussed in the following paragraph, the Certificates will represent beneficial ownership interests (i.e., equity interests) in the assets of an underlying trust, and are not “notes,” “bonds,” “debentures” or “evidence of indebtedness.”

In response to the Staff’s request, the Registrant believes that the Certificates differ from asset-backed securities issued as notes (“Notes”) in the following respects: (i) the Certificates will not be issued in the form of notes, but as ownership certificates, whereas Notes are issued in the form of promissory notes; (ii) the Certificates will be issued under a pooling and servicing agreement, whereas Notes are issued under an indenture; (iii) the Certificates represent beneficial ownership interests (i.e., equity interests) in the assets of an underlying trust (i.e., the mortgage loans), whereas Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans); (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (i.e., the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), whereas Notes have a stated maturity date by which final payment must be made; and (v) the Certificates are not subject to events of default that would enable the holders of the Certificates to exercise certain creditor remedies against the issuing trust, whereas Notes are subject to events of default (e.g., the failure of an issuer to pay the Notes in full on the maturity date) that enable the holders of

Arthur C. Sandel, Esq.

Notes to exercise certain creditor remedies (e.g., seizing the collateral and forcing a sale of the collateral, with proceeds from the sale used to make payments on the Notes).

The Registrant confirms that it understands that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).

Form of Prospectus

Risk Factors—page 55

2.	To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

The Registrant has modified the Risk Factors in the form of prospectus in response to the Staff’s comment.

The Registrant will continue to monitor the consequences of climate related events, including legislation and regulations that relate to climate change and that have (or are expected to have) an impact on commercial real estate, and if the Registrant determines that such events would be reasonably likely to have a material adverse effect on investors in commercial mortgage-backed securities, the Registrant will disclose such risks to investors.

Part II – Information Not Required in Prospectus

Item 14. Exhibits

3.	We note that your list of exhibits indicates that Exhibit 36.1 (Depositor Certification for shelf offerings of asset-backed securities) is attached to your registration statement. However, this exhibit does not appear to have been included with your filing. Please file this exhibit and your other remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K..

The Registrant has revised its Registration Statement to note that Exhibit 36.1 is incorporated by reference to the Registrant’s Registration Statement on Form SF-3 (File No. 333-227446) filed with the Commission on September 20, 2018.

Arthur C. Sandel, Esq.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

cc:	Jane Lam, Morgan Stanley
Michael Keenan, Morgan Stanley